August 23, 2005

Kate Tillan
Assistant Chief Accountant/ Mail Stop 03-06
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA EDGAR

Re: Utah Medical Products, Inc.
File No. 001-12575
Confidential Treatment Request - Correspondence dated August 23, 2005

Dear Ms. Tillan:

Utah Medical Products, Inc. (UTMD) respectfully requests that the portions identified below of our response to SEC comments dated August 10, 2005 be afforded confidential treatment under SEC Rule 83 (17 CFR 200.83). We request that the redacted portions of our response not be disclosed publicly, including in response to a request under the Freedom of Information Act.

We have prepared the attached correspondence in compliance with rules relating to confidential treatment requests. The portions redacted are:

o	UTMD’s response to Item 4, starting on line 77 of page UTSE 0002.

o	UTMD’s response to Item 6, starting on line 121 of page UTSE 0003.

We are separately mailing to your attention an un-redacted hard copy of our response, highlighting the portions that have been redacted.

We appreciate your help in this important matter. Please contact me at 801-569-4015 if you are not able to comply with this request for any reason, or if you have questions.

Sincerely,

/s/ Greg A. LeClaire

Greg A. LeClaire

CFO

UTSE 0001	Confidential Treatment Requested by Greg A. LeClaire

3	August 23, 2005

5	Ms. Kate Tillan
6	Assistant Chief Accountant
7	Mail Stop 6010
8	Division of Corporation Finance
9	U.S. Securities and Exchange Commission
10	Washington, D.C. 20549-6010

12	VIA EDGAR

14	Re: Utah Medical Products, Inc. (UTMD)
15	Form 10-K/A for the Fiscal Year Ended December 31, 2004
16	Filed July 19, 2005
17	Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005
18	Form 10-Q for the Fiscal Quarter Ended June 30, 2005
19	File No. 001-12575

21	Dear Ms. Tillan:

22 23 24 25
Thank you for your continued dialogue regarding the above filings. This letter is UTMD’s response to SEC written comments dated August 10, 2005, which will also be filed on EDGAR as private correspondence with the SEC. For ease of reference in the following, I have incorporated the August 10, 2005 comments in italics followed by UTMD’s responses.

26	Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2004 filed on July 19, 2005

27	Consolidated Financial Statements, page F-1

28	Report of Independent Registered Public Accounting Firm, pages F-3 and F-5

29 30 31 32 33 34	1.
We note that you restated your financial statements to reclassify the amounts related to your gain from the settlement of a patent dispute from extraordinary income to other non-operating income within your statement of income. Please tell us why you did not label the financial statements as restated, disclose the reasons for the revision in a note to the financial statements and provide the other disclosures required by paragraph 37 of APB 20. Please also tell us why your auditors do not refer to the restatement in the auditors report and dual date report.

35	UTMD Response to Item 1.:

36 37 38 39
Pursuant to Greg LeClaire’s August 19, 2005 teleconference with Tara Harkins and you, UTMD understands that the SEC has retracted its last request for UTMD to label its financial statements as restated. Therefore,
UTMD will not issue any SEC filings, amended or otherwise, with the “restatement label,” in response to the
August 10, 2005 SEC comment letter.

41	Consolidated Statement of Income and Comprehensive Income, page F-8

42 43 44 45 46 47 48	2.
We note from your response to prior comment 11 from our June 15, 2005 letter and your amendment that you reclassified $6,060,000 in 2004 and $24,884,000 in 2003 related to your gain from the settlement of the Tyco patent infringement from extraordinary income to other non-operating income.
As previously noted and based upon your disclosure and responses to our comments, since these patents relate to your operations these costs should be classified within operating income.
Accordingly, please amend your Form 10-K and subsequent Forms 10-Q to classify the gain within operating income.

UTSE 0002	Confidential Treatment Requested by Greg A. LeClaire

49	UTMD Response to Item 2.:

50 51 52 53 54
Pursuant to Greg LeClaire’s August 19, 2005 teleconference with Tara Harkins and you, UTMD understands that the SEC is not requiring UTMD to file any amended 10-Ks or 10-Qs to reclassify the Tyco patent infringement gain from non-operating to operating income. Therefore UTMD will not issue any amended SEC filings related to this item. In accordance with the SEC’s request, however, UTMD’s future filings will classify this gain as operating income.

56 57 58	3.
In addition, please tell us and amend the Form 10-K to include a discussion of the nature, timing and measurement of the gain from the patent infringement settlement in the notes to the consolidated financial statements.

59	UTMD Response to Item 3.:

60 61 62 63 64
Pursuant to Greg LeClaire’s August 19, 2005 teleconference with Tara Harkins and you, UTMD understands the reason for the SEC’s request for an expanded discussion to be included in the notes to the consolidated financial statements in future filings. From the teleconference, we understand that SEC has agreed that UTMD will not issue an amended filing to include a discussion of the nature, timing and measurement of the gain in the notes to the consolidated financial statements.

66	Note 1. Summary of Significant Accounting Policies, page F-12

67	Revenue Recognition, page F-13

68 69 70 71 72 73 74 75	4.
We note your response to prior comment 6 from our June 15, 2005 letter. Since sales with terms of
FOB destination should be recognized as revenue when received by the customer upon transfer of title and not when the product is shipped, you should revise your revenue recognition policy with respect to these transactions in future periods and restate your financial statements for prior periods to correct this error, if material. Your assessment of materiality should include each reporting period, including
2002 and 2003, and you should perform your assessment on both a quantitative and qualitative basis.
The quantitative analysis should consider each relevant quantitative measure, including gross profit, and not just the error as a percentage of sales.

76	UTMD Response to Item 4.:

77	[*********UTMD’s response to Item 4 is redacted***************]

80 81 82 83	5.
We note your disclosure that you believe”…that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment.” Please tell us and revise to disclose why you use the term generally. Disclose when you record revenue at the time of shipment when title has not transferred and why this policy complies with U.S. GAAP.

84	UTMD Response to Item 5.:

85 86 87
UTMD uses the term generally in its revenue recognition disclosure since there are circumstances under which revenue may be recognized when product is not shipped, all of which meet the criteria of SAB 104. UTMD believes its existing 10-K/A disclosure adequately address these circumstances which are described below.

89 90 91 92 93 94
First, the Company provides engineering services, for example, design and production of manufacturing tooling that may be used in subsequent UTMD manufacturing of custom components for other companies. This revenue is recognized when UTMD’s service has been completed according to a fixed contractual agreement.
UTMD believes this complies with U.S. GAAP pursuant to Concepts Statement 5, paragraph 84(d) which states that “If services are rendered…continuously over time…reliable measures based on contractual prices established in advance are commonly available…revenues may be recognized as earned as time passes.”

96 97 98
Second, the Company manufactures products for other companies (OEM customers) according to fixed longer term supply contracts which are not cancelable or changeable. Occasionally, an OEM customer will request the
Company to bill completed products according to the contract, but hold shipment for some business purpose of

UTSE 0003	Confidential Treatment Requested by Greg A. LeClaire

99 100 101 102 103
the customer (e.g. awaiting some mating component from another supplier). UTMD believes this complies with
U.S. GAAP pursuant to SAB 104 which states, among other things, that “1. The risks of ownership must have passed to the buyer; 2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation; 3. The buyer, not the seller, must request that the transaction be on a bill and hold basis;
and 4. There must be a fixed schedule for delivery of the goods.”

105 106 107 108 109
Third, The Company manufactures products for foreign companies according to fixed contracts which are not cancelable or changeable. Occasionally, a foreign customer under a prepay obligation will request the
Company to bill completed products according to the contract, but hold shipment until payment will be made.
UTMD believes this complies with U.S. GAAP pursuant to the bill and hold arrangements discussed in the preceding paragraph.

112 113 114 115 116 117 118	6
We note your response to prior comment 6 from our June 15, 2005 letter. Please tell us the amount of revenue recognized in fiscal 2002, 2003, 2004 and the first six months of 2005 related to bill and hold sales. Please explain to us how you evaluated all of the criteria related to revenue recognition for bill and hold sales discussed in SAB Topic 13.A.3(a). Please also address why you believe it is appropriate to recognize revenue on transactions with customers that are obligated to prepay for products when you bill those customers. Address how this policy meets the criteria of SAB Topic 13.A.1, as well as
13.A.3(a).

119	UTMD Response to Item 6.:

121	[**********UTMD’s response to Item 6 is redacted***********]

122	Note 5. Note Payable, page F-18

123 124 125 126	7.
Under Item 10(e)(1)(ii) of Regulation S-K, you should not present non-GAAP financial measures on the face of your financial statements prepared in accordance with GAAP or in the accompanying notes. As such, please amend to delete your presentation of the non-GAAP measures for EBITDA for the years ended December 31, 2003 and 2004 in the notes to your financial statements.

127	UTMD Response to Item 7.:

128 129 130 131
UTMD included the EBITDA reference for the sole purpose of disclosing a principal financial loan covenant in the loan agreement of its unsecured bank line-of-credit. UTMD did not present the EBITDA reference as a financial measure for investors to use in direct unison with its financial statements but rather as a disclosure for investors to understand a key provision by its bank lender in its loan agreement.

132 133 134 135 136
Pursuant to the Greg LeClaire August 19, 2005 teleconference with Tara Harkins and you, UTMD understands the SEC’s position that EBITDA, regardless of the reason for presenting it, should not be included in the notes to consolidated financial statements. Accordingly, UTMD will not reference EBITDA in its notes to consolidated financial statements in future filings. In addition, UTMD understands that the SEC does not request that UTMD amend any prior SEC filings to delete this EBITDA reference.

138	Representations

139 140 141 142 143 144	8.
Please refer to comment 15 in our June 15, 2005 letter. We note your statement that “UTMD provided a qualified acknowledgement of the third bullet point…” and you “…believe that [the] SEC’s comments could be material to UTMD’s defense in an enforcement proceeding, and therefore cannot acknowledge the third bullet point as written.” Please note that you many not change, qualify or condition the requested representations in this manner. Please provide all three acknowledgements in the form previously requested.

145	UTMD Response to Item 8.:

146 147 148 149
Very respectfully, upon careful review with legal counsel, UTMD believes that the third bullet point acknowledgement may be a violation of its civil rights under the U.S. Constitution. As a matter of principle, taking our fiduciary responsibilities to U.S. public shareholders very seriously, we cannot make the requested acknowledgement. We do acknowledge that UTMD cannot assert that SEC has agreed with its amendments in

UTSE 0004	Confidential Treatment Requested by Greg A. LeClaire

150 151 152
a subsequent enforcement proceeding. We sincerely hope that this form of acknowledgement satisfies the substance of your request. The acknowledgement issue is hopefully moot, if SEC concludes that UTMD is complying with the applicable regulations.

154 155	It is our information and belief that UTMD’s responses are now complete to the satisfaction of the SEC. Thank you for your review and assistance.

157	Sincerely,

159 160 161	/s/ Greg A. LeClaire Greg A. LeClaire Chief Financial Officer	/s/ Kevin L. Cornwell Kevin L. Cornwell Chairman & CEO